NOTICE OF CHANGE OF AUDITOR

National Instrument 51-102

GreenPower Motor Company Inc.

209 Carrall Street, Suite 240

Vancouver, British Columbia V6B 2J2, Canada

TO: Crowe MacKay LLP

1100 - 1177 West Hastings Street,

Vancouver, British Columbia V6E 4T5, Canada

AND TO: BDO Canada LLP

1100 - 1055 West Georgia Street,

Vancouver, British Columbia V6E 3P3, Canada

AND TO: British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Pursuant to National Instrument 51‐102 Continuous Disclosure Obligations ("NI 51-102"), GreenPower Motor Company Inc. (the "Company") provides the following Notice of Change of Auditor:

1. Crowe MacKay LLP, the former auditor of the Company, have resigned on their own initiative effective November 23, 2022.

2. The audit committee of the Company and the board of directors of the Company has considered and approved the resignation of its former auditor, Crowe MacKay LLP and has approved the appointment of BDO Canada LLP as successor auditor of the Company.

3. There was no modified opinion expressed in Crowe MacKay LLP's report on any of the Company's financial statements relating to the period commencing at the beginning of the Company's two most recently completed financial years and ending on the date of resignation of Crowe MacKay LLP.

4. There have been no "reportable events" within the meaning assigned under subsection 4.11(1) of NI 51-102.

DATED as of this 23rd day of November, 2022

(signed) "Fraser Atkinson"

Fraser Atkinson, Chief Executive Office